UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Teekay Offshore Partners L.P.

(Name of Issuer)

Common Units, representing limited partner interests

(Title of Class of Securities)

Y8565J 10 1

(CUSIP Number)

Edith Robinson

4th Floor, Belvedere Building

69 Pitts Bay Road

Hamilton, HM 08, Bermuda

Telephone: (441) 298-2530

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 2, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. Y8565J 10 1

1.	Names of Reporting Persons Teekay Corporation I.R.S. Identification Nos. of above persons (entities only) 98-0224774
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization The Republic of the Marshall Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 56,587,484
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 56,587,484
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 56,587,484^
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 13.8%*
14.	Type of Reporting Person CO

^	This amount excludes securities of the issuer beneficially owned by Brookfield Asset Management Inc. and its affiliates. See Item 5.

*	As of the date of this Amendment No. 3 (this “Amendment”) to the Schedule 13D filed by Teekay Corporation (formerly Teekay Shipping Corporation) on December 26, 2006, as amended on August 1, 2017 and as further amended on September 27, 2017, Teekay Corporation beneficially owns 56,587,484 common units (“Common Units”) representing limited partner interests in Teekay Offshore Partners L.P. (the “Issuer”), which excludes warrants to purchase an additional 15,500,000 Common Units that are not currently exercisable, but will become exercisable during the period commencing on the first date that the ten-day volume-weighted average price of the Common Units is equal to or greater than $4.00 per unit and ending on September 25, 2024. In addition, as of the date of this Amendment, Teekay Corporation beneficially owns 49% of the limited liability company interests in Teekay Offshore GP L.L.C., the general partner of the Issuer (the “General Partner”). The General Partner has a 2% general partner interest in the Issuer and incentive distribution rights, which represent the right to receive an increasing percentage of quarterly distributions in excess of specified amounts. The beneficial owners of the General Partner, including Teekay Corporation, are the indirect beneficial owners of the General Partner’s general partner interest in the Issuer and the associated incentive distribution rights. The calculation of the percentage of the Issuer’s Common Units beneficially owned by the Reporting Person is based on 410,314,977 Common Units outstanding as of July 2, 2018.

Explanatory Note:

This Amendment amends and supplements the statement on Schedule 13D filed by Teekay Corporation (formerly Teekay Shipping Corporation) on December 26, 2006, as amended on August 1, 2017 and as further amended on September 27, 2017 (as previously amended, the “Prior Schedule 13D”). Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Prior Schedule 13D. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Prior Schedule 13D.

Item 4. Purpose of Transaction

This Amendment amends Item 4 of the Prior Schedule 13D to add the information set forth below:

On March 31, 2018, the Issuer entered into an 18-month $125.0 million unsecured revolving credit facility, of which $25.0 million is being provided by Teekay Corporation and $100.0 million is being provided by Brookfield Business Partners L.P., together with institutional partners. Brookfield Business Partners L.P. acts as administrative agent of the $125.0 million facility. The $125.0 million facility was fully drawn as of June 22, 2018.

On July 2, 2018, Brookfield TK TOGP L.P. (“Brookfield TOGP”) exercised an option granted by Teekay Holdings Limited, a wholly owned subsidiary of the Reporting Person (“Teekay Holdings”), under the Purchase Agreement, dated as of July 26, 2017 between such entities (the “GP Purchase Agreement”) and, upon such exercise, Brookfield TOGP purchased from Teekay Holdings 2% of the limited liability company interests in the General Partner in exchange for the assignment to Teekay Holdings of 1,000,000 of the Brookfield Purchased Warrants (as defined in the Prior Schedule 13D). As described in Item 4 of the Prior Schedule 13D, on September 25, 2017, Teekay Holdings had sold 49% of the limited liability company interests in the General Partner to Brookfield TOGP for an aggregate purchase price of $4,000,000. Immediately after the July 2, 2018 sale, Brookfield TOGP and Teekay Holdings owned 51% and 49% of the limited liability company interests in the General Partner, respectively.

As of the date of this Amendment, other than as disclosed in this Amendment and in the Prior Schedule 13D, the Reporting Person has no plan or proposal that relates to, or would result in, any of the items set forth in the instructions to this Item 4 of Schedule 13D except that the Reporting Person or its affiliates may, from time to time or at any time, subject to market conditions and other factors, purchase additional Common Units in the open market, in privately negotiated transactions or otherwise, or sell at any time all or a portion of the Common Units now owned or hereafter acquired by them to one or more purchasers.

Item 5. Interest in Securities of the Issuer

This Amendment amends and restates Item 5 of the Prior Schedule 13D in its entirety as set forth below:

(a)    As of the date of this Amendment, the Reporting Person beneficially owns and has sole dispositive and voting power with respect to 56,587,484 Common Units, representing 13.8% of the outstanding Common Units of the Issuer as of July 2, 2018, and holds warrants to purchase an additional 15,500,000 Common Units that are not currently exercisable, but will become exercisable during the period commencing on the first date that the ten-day volume-weighted average price of the Common Units is equal to or greater than $4.00 per unit and ending on September 25, 2024. In addition, as of the date of this Amendment, the Reporting Person beneficially owns 49% of the limited liability company interests in the General Partner.

As described in Item 6 of the Prior Schedule 13D, the Reporting Person and its affiliates have entered into agreements with certain affiliates of Brookfield Asset Management Inc. (“BAM”) that provide such affiliates with certain governance and other rights with respect to the Issuer and, as a result of such agreements, the Reporting Person and Brookfield Asset Management Inc. and certain of its affiliates (collectively, the “Brookfield TK Entities”) may be deemed to have formed a “group” within the meaning of Section 13(d)(5) of the Securities Exchange Act of 1934, as amended. The Brookfield TK Entities have informed the Reporting Person that the Brookfield TK Entities beneficially own 244,000,000 Common Units and warrants exercisable for 50,000,000 Common Units. Such amounts exclude 175,207 Common Units and 675,000 warrants to purchase Common Units held by affiliates of BAM not party to the aforementioned agreements. Not including Common Units to be issued upon the exercise of warrants held by the Reporting Person and the Brookfield TK Entities, the Reporting Person and the Brookfield TK Entities, collectively, may be deemed to beneficially own 300,731,452 Common Units of the Issuer, constituting approximately 73.3% of the 410,314,977 Common Units outstanding as of July 2, 2018. Including Common Units to be issued upon the exercise of warrants held by the Reporting Person and the Brookfield TK Entities, which warrants are not currently exercisable, but will become exercisable during the period commencing on the first date that the ten-day volume-weighted average price of the Common Units is equal to or greater than $4.00 per unit and ending on September 25, 2024, the Reporting Person and the Brookfield TK Entities, collectively, may be deemed to beneficially own 366,231,452 Common Units of the Issuer, constituting approximately 77.0% of the 475,814,977 Common Units, comprised of 410,314,977 Common Units outstanding as of July 2, 2018, and 65,500,000 Common Units to be issued upon the exercise of the warrants held by the Reporting Person and the Brookfield TK Entities. The Reporting Person expressly disclaims beneficial ownership of the securities beneficially owned by the Brookfield TK Entities. The Reporting Person expressly retains the sole voting and investment power of the Common Units that the Reporting Person beneficially owns.

(b)    The Reporting Person has the sole power to vote or direct the vote and to dispose or direct the disposition of the Common Units owned by the Reporting Person.

(c)    Except as described herein, the Reporting Person has not effected any transactions in the Common Units during the past 60 days.

(d)    No other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Units beneficially owned by the Reporting Person.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

This Amendment amends Item 6 of the Prior Schedule 13D to add the information set forth below:

On March 31, 2018, the Issuer entered into an 18-month $125.0 million unsecured revolving credit facility, of which $25.0 million is being provided by Teekay Corporation and $100.0 million is being provided by Brookfield Business Partners L.P., together with institutional partners. Brookfield Business Partners L.P. acts as administrative agent of the $125.0 million facility. The $125.0 million facility was fully drawn as of June 22, 2018.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 10, 2018

Teekay Corporation

/s/ Kenneth Hvid
Name:	Kenneth Hvid
Title:	President & CEO